May 29, 2007

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bresler & Reiner, Inc (“B&R”)
Item 4.02 Form 8-K
Filed May 22, 2007
File No. 0-06201

Dear Mr. Woody,

We are in receipt of your letter dated May 24, 2007.  In reply to the comment set forth in this letter we respectfully submit the following response:

COMMENT: Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement.  In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filings containing the restated financial statements.

RESPONSE: The officers of B&R are in the process of reconsidering the Company’s disclosure controls and procedures as of December 31, 2006 in light of the restatement.  This reconsideration and any resulting recommendations by the officers will be discussed with the Audit Committee of the Company’s Board of Directors, and both the officers and the Audit Committee will conclude as to the adequacy of the Company’s disclosure controls and procedures as of that date.  The reconsideration, the conclusions of the officers and the Audit Committee, along with changes to the Company’s disclosure controls and procedures, if any, will be addressed in B&R’s upcoming amended Annual Report on Form 10-K for the year ended December 31, 2006.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge your statement in your letter that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comment on our filing.

If you have any further questions, or if I can be of assistance to you on this or any other matter, please do not hesitate to contact me at (301) 945-4300 ext.141.

Sincerely,

/s/ Darryl M. Edelstein

Darryl M. Edelstein
Chief Financial Officer